Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

January 16, 2024

VIA EDGAR CORRESPONDENCE

Eileen M. Smiley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust (the “Trust”)
File Nos. 333-273052; 811-23887

Dear Ms. Smiley:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Roundhill ETF Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 27, 2023 (the “Registration Statement”). The Registration Statement relates to the Roundhill S&P 500 0DTE Covered Call Strategy ETF and Roundhill N-100 0DTE Covered Call Strategy ETF (formerly Roundhill SPX 0DTE Covered Call Strategy ETF and Roundhill NDX 0DTE Covered Call Strategy ETF, respectively) (each, a “Fund” and together, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant that to the extent that the comments are applicable to both Funds, such comments apply to both Funds.

Response to Comment 1

The Registrant confirms its understanding that applicable comments apply to both Funds.

Comment 2 – Fund Names

The Staff notes that the name of each Fund references to a specific index by the use of the index’s ticker in the Fund name. Accordingly, each Fund is subject to Rule 35d-1 of the 1940 Act. Please disclose in the principal investment strategy section that each Fund will invest 80% of its net assets in the components, or economic equivalent thereof, the relevant index.

Response to Comment 2

Pursuant to the Staff’s comment, the first paragraph of the section entitled “Principal Investment Strategies” has been revised to include the following disclosure:

The Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in shares of SPX ETFs and options contracts that utilize SPX as the reference asset. For purposes of compliance with this investment policy, derivative contracts will be valued at their notional value.

The Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in shares of the N-100 ETFs and options contracts that utilize the N-100 as the reference asset. For purposes of compliance with this investment policy, derivative contracts will be valued at their notional value.

Comment 3 – Fees and Expenses

To the extent that each Fund incurs fees in connection with its short positions in excess of one basis point, please confirm to the Staff that such expenses will be broken out as a separate line item in the Fees and Expenses table. Additionally, please provide the Staff with the completed fee table before effectiveness.

Response to Comment 3

While the Funds will have “short” exposure through their use of written call options, neither Fund will engage in traditional short sales that will incur the types of expenses referenced in the Staff’s comment. Additionally, completed fee tables for each Fund have been set forth on Exhibit A and Exhibit B.

Comment 4 – Fees and Expenses

The Staff requests that if the acquired fund fee expenses of investing in money market funds exceed one basis point, to confirm to the Staff that these expenses be broken out into a separate line item.

Response to Comment 4

Each Fund will have acquired fund fees and expenses in excess of one basis point, and accordingly, such expenses will be broken out as a separate line item.

Comment 5 – Principal Investment Strategies

The Staff requests that the first paragraph of the section entitled “Principal Investment Strategies” be revised to provide adequate specificity regarding the instruments that the Funds actually intend to use in order to provide the long and short exposure required to effectuate its investment strategy.

Response to Comment 5

Pursuant to the Staff’s comment, the first paragraph of the section entitled “Principal Investment Strategies” has been significantly revised.

Comment 6 – Principal Investment Strategies

The Staff references the following disclosure set forth in the first paragraph of the section entitled “Principal Investment Strategies”:

Roundhill Financial Inc. serves as the Fund’s investment adviser (“Roundhill” or the “Adviser”) and ___________ serves as the Fund’s investment sub-adviser (“______” or the “Sub-Adviser”).

As such disclosure is not required to be included pursuant to Form N-1A of the 1940 Act, the Staff believes such disclosure should be deleted.

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 7 – Principal Investment Strategies

The Staff requests that the second paragraph of the section entitled “Principal Investment Strategies” be revised to provide adequate specificity regarding the instruments that the Funds actually intend to use in order to provide the long and short exposure required to effectuate its investment strategy.

Response to Comment 7

Pursuant to the Staff’s comment, the second paragraph of the section entitled “Principal Investment Strategies” has been significantly revised.

Comment 8 – Principal Investment Strategies

The Staff requests that the third paragraph of the section entitled “Principal Investment Strategies” be revised to provide adequate specificity regarding the instruments that the Funds actually intend to use in order to provide the long and short exposure required to effectuate its investment strategy.

Response to Comment 8

Pursuant to the Staff’s comment, the third paragraph of the section entitled “Principal Investment Strategies” has been significantly revised.

Comment 9 – Principal Investment Strategies

Please explain supplementally to the Staff, and consider adding disclosure regarding, how investing directly in the constituent securities of the index would impact a Fund’s ability to generate income using this strategy of selling out-of-the-money call options on the index.

Response to Comment 9

The Funds do not intend to invest directly in the constituent securities of the relevant index. Each Fund intends to derive its long exposure to the applicable index through investments into ETFs that seek to passively track each index.

Comment 10 – Principal Investment Strategies

The Staff requests that the section entitled “Principal Investment Strategies” be revised to provide additional detail regarding each index, such as the component selection criteria for the index, index weighting methodology, name of the index, index provider, rebalancing and reconstitution process, and number of index components or range. Please explain if the Fund is going to invest directly in the index’s underlying securities, whether it will use sampling, or use a direct replication of the index.

Response to Comment 10

Pursuant to the Staff’s comment, each Fund has included the relevant disclosure in the section of the prospectus entitled “Principal Investment Strategies.”

Comment 11 – Principal Investment Strategies

The Staff references the following disclosure set forth in the section of the prospectus entitled “Principal Investment Strategies”:

However, it is important to note that the sale of these call options to generate income will limit the Fund’s ability to participate in increases in value of NDX beyond a certain point.

This is too vague. Please provide further specificity regarding at what point the Fund will no longer participate in the gains of the index. Please consider adding a mathematical example to clarify this concept for shareholders.

Response to Comment 11

Pursuant to the Staff’s comment, the third paragraph of the section entitled “Principal Investment Strategies” has been revised to include the following disclosure:

However, if SPX appreciates in value beyond the strike price of the call option contracts that the Fund has sold to generate income, the Fund will lose money on those short call positions, and the losses will, in turn, limit the upside return of the Fund’s long exposure. This strategy effectively converts a portion of the potential upside return growth of SPX into current income. For instance, if, on a given business day, the Fund sold SPX call options that were 1% out-of-the-money at the time they were sold, and on that day SPX experienced a gain of 2%, the Fund would only experience a gain of 1% because while its investments in the SPX ETF gained 2%, they were offset by the 1% loss it experienced from its sold SPX call options. However, please note, this example is provided for illustration only. The Fund does not seek to sell call options at a particular strike price. The strike price at which such call options are sold is dependent on prevailing market conditions.

Comment 12 – Principal Investment Strategies

The Staff references the following disclosure set forth in the section of the prospectus entitled “Principal Investment Strategies”:

The Fund intends to make ______ distribution payments to shareholders.

Please specify whether this blank space intended to cover frequency of distribution payments or a specified distribution amount.

Response to Comment 12

The blank has been filled in to clarify that this disclosure relates to distribution frequency.

Comment 13 – Principal Investment Strategies

Please revise the section entitled “Principal Investment Strategies” to include additional disclosure regarding how and for what purpose short-term U.S. treasuries and money market funds are part of each Fund’s principal investment strategy.

Response to Comment 13

The referenced disclosure has been deleted as the Funds’ investments in those securities will not constitute a principal investment strategy of the Funds.

Comment 14 – Principal Investment Strategies

Please supplementally explain to the Staff whether the Funds will be non-diversified in case the index is non-diversified or if the Fund is also retaining the right to and is anticipating replicating the index through direct sampling.

Response to Comment 14

The Funds have been classified as “non-diversified” at the time of their launch to allow them to preserve flexibility during the invest-up phase. In the event they are operated in a diversified manner for three consecutive years, their status will automatically convert to “diversified” under the 1940 Act. The decision to elect “non-diversification” at the outset is unrelated to their investment strategy.

Comment 15 – Principal Investment Strategies

Please supplementally explain to the Staff if the Funds intend to engage in investment activities and securities or other assets through entities that are primarily controlled by a Fund.

Response to Comment 15

The Funds do not currently intend to engage in investment activities through entities that are primarily controlled by a Fund.

Comment 16 – Principal Risks

Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return in light of changes to each Fund’s principal investment strategy regarding how it actually intends to derive its contemplated short and long investment exposure.

Response to Comment 16

Each Fund’s risks have been ordered accordingly.

Comment 17 – Principal Risks

Please refine the disclosure set forth in “Covered Call Risk” to reflect how the Funds intend to derive their long exposure. Please consider the applicability of references to put options in this risk disclosure.

Response to Comment 17

Pursuant to the Staff’s comment, “Covered Call Risk” has been revised accordingly.

Comment 18 – Principal Risks

Please add principal risk disclosure specifically relating to 0DTE options contracts.

Response to Comment 18

Pursuant to the Staff’s comment, “Options Risk” has been revised to include the following disclosure:

The Fund’s use of zero days to expiration, known as “0DTE” options, presents additional risks. Due to the short time until their expiration, 0DTE options are more sensitive to sudden price movements and market volatility than options with more time until expiration. Because of this, the timing of trades utilizing 0DTE options becomes more critical. Although the Fund intends to enter into 0DTE options trades on market open, or shortly thereafter, even a slight delay in the execution of these trades can significantly impact the outcome of the trade. Such options may also suffer from low liquidity, making it more difficult for the Fund to enter into its positions each morning at desired prices. The bid-ask spreads on 0DTE options can be wider than with traditional options, increasing the Fund’s transaction costs and negatively affecting its returns. Additionally, the proliferation of 0DTE options is relatively new and may therefore be subject to rule changes and operational frictions.

Comment 19 – Principal Risks

Please supplementally explain to the Staff why “Counterparty Risk” constitutes a principal risk to the Funds in light of how the Funds intend to actually achieve their short and long exposure as set forth in the revised “Principal Investment Strategies” section of the prospectus. Please include disclosure in the first sentence of such risk tying it to one or more of the investments in which the Funds will principally invest.

Response to Comment 19

As each Fund’s options positions are guaranteed by the OCC, the Fund has determined that “Counterparty Risk” does not constitute a principal risk to the Funds.

Comment 20 – Principal Risks

Please supplementally explain to the Staff why “Credit Risk” constitutes a principal risk to the Funds in light of how the Funds intend to actually achieve their short and long exposure as set forth in the revised “Principal Investment Strategies” section of the prospectus. Please include disclosure in the first sentence of such risk tying it to one or more of the investments in which the Funds will principally invest.

Response to Comment 20

The referenced disclosure has been deleted.

Comment 21 – Principal Risks

Please supplementally explain to the Staff why “Derivatives Risk” constitutes a principal risk to the Funds in light of how the Funds intend to actually achieve their short and long exposure as set forth in the revised “Principal Investment Strategies” section of the prospectus. Please include disclosure in the first sentence of such risk tying it to one or more of the investments in which the Funds will principally invest.

Response to Comment 21

“Derivatives Risk” constitutes a principal risk to the Funds because the Funds’ use of options contracts, a type of derivative contract, is the primary means by which the Funds derive income. The Registrant believes the applicability of this risk disclosure is self-evident and respectfully declines to include any additional disclosure.

Comment 22 – Principal Risks

Please supplementally explain to the Staff why “Equity Securities Risk” constitutes a principal risk to the Funds in light of how the Funds intend to actually achieve their short and long exposure as set forth in the revised “Principal Investment Strategies” section of the prospectus. Please include disclosure in the first sentence of such risk tying it to one or more of the investments in which the Funds will principally invest.

Response to Comment 22

“Equity Securities Risk” has been moved beneath “SPX ETF Risks” and “N-100 ETF Risks,” as applicable, to clarify that the Funds have exposure to equity securities risk through their holdings of ETFs, which principally hold equity securities.

Comment 23 – Principal Risks

Please supplementally explain to the Staff why “Leverage Risk” constitutes a principal risk to the Funds in light of how the Funds intend to actually achieve their short and long exposure as set forth in the revised “Principal Investment Strategies” section of the prospectus. Please include disclosure in the first sentence of such risk tying it to one or more of the investments in which the Funds will principally invest.

Response to Comment 23

“Leverage Risk” has been deleted.

Comment 24 – Principal Risks

Please clarify the disclosure in the sections entitled “Principal Investment Strategies” and “Principal Risks” as to whether the Funds intend to invest in money market instruments or money market funds.

Response to Comment 24

The sections entitled “Principal Investment Strategies” and “Principal Risks” have been revised to exclude reference to money market funds, as it is not currently anticipated that they will constitute a principal investment strategy for the Funds.

Comment 25 – Principal Risks

The Staff references the following disclosure set forth in “Special Tax Risk”:

The Fund’s investment strategy may limit its ability to distribute dividends eligible for treatment as qualified dividend income, which for non-corporate shareholders are subject to federal income tax at rates of up to 20%. The Fund’s investment strategy may also limit its ability to distribute dividends eligible for the dividends-received deduction for corporate shareholders.

Please revise to provide additional specificity regarding why this is so.

Response to Comment 25

“Special Tax Risk” has been revised as set forth below to reflect the instruments comprising each Fund’s principal investment strategies:

SPECIAL TAX RISK. The Fund intends to invest a portion of its assets in options on indexes. The treatment of such derivatives may, in part, be based upon informal guidance issued by the Internal Revenue Service a number of years ago. Although the Fund believes that the Fund is treating such derivatives consistently with current tax law, if the Internal Revenue Service were to disagree, the Fund could lose its status as a regulated investment company or “RIC.” If the Fund did not qualify as a RIC for any taxable year and certain relief provisions were not available, the Fund’s taxable income would be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the Fund might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on Fund returns. In such event, the Fund’s Board of Trustees may determine to reorganize or close the Fund or materially change the Fund’s investment objective and strategies.

Comment 26 – Statement of Additional Information

Consider adding special tax risk disclosure in the statement of additional information as appropriate based on the instruments being used in the principal strategy.

Response to Comment 26

Pursuant to the Staff’s comment, the following disclosure has been added to the statement of additional information:

Special Tax Risk

The Fund intends to invest a portion of its assets in options on indexes. The treatment of such derivatives may, in part, be based upon informal guidance issued by the Internal Revenue Service a number of years ago. Although the Fund believes that the Fund is treating such derivatives consistently with current tax law, if the Internal Revenue Service were to disagree, the Fund could lose its status as a regulated investment company or “RIC.” If the Fund did not qualify as a RIC for any taxable year and certain relief provisions were not available, the Fund’s taxable income would be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the Fund might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on Fund returns. In such event, the Fund’s Board of Trustees may determine to reorganize or close the Fund or materially change the Fund’s investment objective and strategies.

Comment 27 – Principal Risks

The Staff references the following disclosure set forth in “Cash Transactions Risk”:

The Fund expects to effect all of its creations and redemptions for cash, rather than in-kind securities.

Please explain supplementally to the Staff why this is the case. Is it because the instruments the Fund is anticipating on buying are nontransferable? Please also discuss how using cash to affect all the transactions can create a lower return for investors due to the transaction expenses associated with a Fund needing to purchase its own securities rather than receiving them in-kind.

Response to Comment 27

The disclosure has been revised to clarify that the Funds may effectuate a portion of their creations and redemptions for cash. However, the Funds currently anticipate that a significant portion of creations and redemptions will be effectuated in-kind.

Comment 28 – Principal Risks

Please supplementally explain to the Staff why “U.S. Government Securities Risk” constitutes a principal risk to the Funds in light of how the Funds intend to actually achieve their short and long exposure as set forth in the revised “Principal Investment Strategies” section of the prospectus. Please include disclosure in the first sentence of such risk tying it to one or more of the investments in which the Funds will principally invest.

Response to Comment 28

The above-referenced risk disclosure has been moved to “Non-Principal Risks” as the Funds’ investments in U.S. government securities does not constitute a principal investment strategy.

Comment 29 – Purchase and Sale of Fund Shares

The Staff references the following disclosure set forth in the section entitled “Purchase and Sale of Fund Shares”:

Creation Unit transactions are conducted in exchange for the deposit or delivery of a designated portfolio of in-kind securities and/or cash.

If the Funds intend to effectuate creations and redemptions for cash, please revise the referenced disclosure accordingly.

Response to Comment 29

The disclosure has not been revised as it is a factually accurate statement. The Funds intend to do creations and redemptions for a combination of in-kind securities and cash.

Comment 30 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes that the disclosure set forth in this section is identical to the disclosure set forth in the section entitled “Principal Investment Strategies.” Please consider including additional disclosure in this section. Additionally, after “Principal Investment Strategies” has been revised to specify how the Funds intend to derive their short and long exposure on a principal basis, the Funds may include disclosure in this section about how they may derive such exposure on a non-principal basis.

Response to Comment 30

Pursuant to the Staff’s comment, the referenced section has been revised to include disclosure that the Funds may utilize swap agreements and futures contracts on a non-principal basis.

Comment 31 – Additional Risks of Investing in the Fund

The Staff notes that the disclosure set forth in this section is identical to the disclosure set forth in the section entitled “Principal Risks.” Please consider including additional disclosure in this section. Additionally, after “Principal Risks” has been revised to specify how the Funds intend to derive their short and long exposure on a principal basis, the Funds may include disclosure in this section about how they may derive such exposure on a non-principal basis.

Response to Comment 31

Pursuant to the Staff’s comment, the referenced section has been revised to include risk disclosure that the Funds may utilize swap agreements and futures contracts on a non-principal basis.

Comment 32 – Statement of Additional Information

Please include disclosure regarding each Fund’s Rule 35d-1 80% investment policy in the Statement of Additional Information and disclose under what circumstances such policies may be changed.

Response to Comment 32

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 33 – Statement of Additional Information

The Staff references the following disclosure set forth in the Statement of Additional Information:

The Fund will not concentrate its investments (i.e., hold 25% or more of its total assets) in the securities of a particular industry or group of industries, except that the Fund will be concentrated in an industry or group of industries to the extent that the Nasdaq-100 Index is so concentrated.

The Staff notes that because the Fund is reserving the right to concentrate as the index is concentrated, “concentration risk” should also be disclosed as a principal risk. In addition, in the section entitled “Principal Investment Strategies” please disclose the industry or group of industries in which the index was concentrated as of a recent date and include corresponding risk disclosure.

Response to Comment 33

Pursuant to the Staff’s comment, disclosure set forth below has been added to the section of the prospectus entitled “Principal Investment Strategies” and “Information Technology Companies Risk” has been added to the section entitled “Principal Risks.”

The Fund will be concentrated (i.e. hold 25% or more of its total assets) in an industry or a group of industries to the extent that SPX is so concentrated. As of December 29, 2023, SPX was concentrated in the information technology sector.

The Fund will be concentrated (i.e. hold 25% or more of its total assets) in an industry or a group of industries to the extent that the N-100 is so concentrated. As of December 29, 2023, the N-100 was concentrated in the information technology sector.

Comment 34 – Statement of Additional Information

The Staff notes the reference to FLEX Options in the Statement of Additional Information and requests supplemental confirmation that the use of FLEX Options does not constitute a principal investment strategy of the Funds.

Response to Comment 34

The Funds confirm that FLEX Options will not comprise the principal investment strategy for the Funds.

Comment 35 – Statement of Additional Information

Please consider conforming disclosure relating to how the Funds intend to effectuate creations and redemptions, whether that be for cash or in-kind.

Response to Comment 35

The Registrant respectfully declines to revise the current disclosure for the reasons set forth in Response to Comment 29.

Comment 36 – Exhibits

To the extent that the Funds have entered into an index license agreement to track the relevant index, please confirm to the Staff that such license agreement will be filed as an exhibit to the Registration Statement.

Response to Comment 36

The Funds have not entered into an index license agreement as they intend to derive exposure to the index through investments in ETFs that passively track the relevant index.

Comment 37 – Power of Attorney

The Staff requests that the powers of attorney filed as an exhibit list the date it was signed by the Trustees.

Response to Comment 37

Such powers of attorney were filed as an exhibit to an amendment to the Registration Statement filed on January 10, 2024, and will be incorporated by reference.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: Richard Coyle, Esq., Chapman and Cutler LLP

 Exhibit A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)	0.02%
Total Annual Fund Operating Expenses	0.97%
Fee Waiver and Expense Reimbursement Agreement(3)	0.00%
Net Annual Fund Operating Expenses	0.97%

(1)

The investment advisory agreement between the Trust and Roundhill Financial Inc. (“Roundhill”) utilizes a unitary fee arrangement pursuant to which Roundhill will pay all operating expenses of the Fund, except Roundhill’s management fees, interest charges on any borrowings (including net interest expenses incurred in connection with an investment in reverse repurchase agreements or futures contracts), dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments (including any net account or similar fees charged by futures commission merchants), accrued deferred tax liability and extraordinary expenses.

(2)	“Other Expenses” and “Acquired Fund Fees and Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

(3)

Pursuant to a contractual agreement, the Fund’s investment adviser has agreed to waive its management fee and reimburse certain expenses to prevent the Fund’s “Annual Fund Operating Expenses” from exceeding 0.99% until January 22, 2025. This agreement may be terminated by the Board of Trustees of the Trust at any time, upon 60 days’ prior written notice, or by the Fund’s investment adviser, only after January 22, 2025.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. This example assumes that the fee waiver and expense agreement described will be terminated following January 22, 2025. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$99	$309

 Exhibit B

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)	0.15%
Total Annual Fund Operating Expenses	1.10%
Fee Waiver and Expense Reimbursement Agreement(3)	0.11%
Net Annual Fund Operating Expenses	0.99%

(1)

The investment advisory agreement between the Trust and Roundhill Financial Inc. (“Roundhill”) utilizes a unitary fee arrangement pursuant to which Roundhill will pay all operating expenses of the Fund, except Roundhill’s management fees, interest charges on any borrowings (including net interest expenses incurred in connection with an investment in reverse repurchase agreements or futures contracts), dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments (including any net account or similar fees charged by futures commission merchants), accrued deferred tax liability and extraordinary expenses.

(2)	“Other Expenses” and “Acquired Fund Fees and Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

(3)

Pursuant to a contractual agreement, the Fund’s investment adviser has agreed to waive its management fee and reimburse certain expenses to prevent the Fund’s “Annual Fund Operating Expenses” from exceeding 0.99% until January 22, 2025. This agreement may be terminated by the Board of Trustees of the Trust at any time, upon 60 days’ prior written notice, or by the Fund’s investment adviser, only after January 22, 2025.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. This example assumes that the fee waiver and expense agreement described will be terminated following January 22, 2025. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$101	$315